UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

BUENOS AIRES, April 30, 2026

Comisión Nacional de Valores (“CNV”)

Issuer Companies Sub-Department

25 de Mayo 175

City of Buenos Aires

Attn.: Issuers Department

Bolsas y Mercados Argentinos S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

Mercado Abierto Electrónico (“MAE”)

San Martín 344

City of Buenos Aires

Re: Material Event

Dear Sirs,

I am pleased to address you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”), in order to inform you that the Board of Directors of the Company, at its meeting held today, resolved to: (i) appoint Mr. Osvaldo Arturo Reca as Chairman of the Company and Mr. Miguel Dodero as Vice Chairman; and (ii) appoint Mr. Tomás White, Mr. José Luis Morea, and Mr. Jorge Villegas as members of the Audit Committee, and Mr. José Manuel Ortiz and Mr. Mario Elizalde as alternate members.

Yours faithfully,

Leonardo Marinaro

Head of Market Relations

Central Puerto S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina

Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: April 2, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact